UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 20, 2006 Attached is English language version of the notice.

The following table sets forth the summary of the Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

1. Title	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

2. Details

1. Summary

Mirae Corporation provided pledge our deposit as collateral to our affiliated company Cyberbank Corporation and the repayment of the borrowings is not made for the creditors Shinhan Bank and Korea Exchange Bank by Cyberbank Corporation.

As of December 20, 2006, Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation. According to the contractual obligation with creditors, Mirae Corporation has to subrogate the debt of Cyberbank Corporation.

2. Mirae Corporation provided collateral of deposit in the total amount of Won 23,000 million for the repayment of borrowings. As of December 20, 2006, Mirae Corporation will have to subrogate the debt in the amount of Won 8,000 million of Cyberbank Corporation due to the repayment of the borrowings was not made for the creditor.

3. Decision (Confirm) date	December 20, 2006

4. Others

- The collateralized deposit in the total amount of Won 23,000 million for Cyberbank Corporation was settled previously as a provision for guarantees of the indebtedness of Cyberbank Corporation and no effect is expected to the profit and loss at the end of the fiscal year of 2006.

Date of Relevant Disclosure: December 22, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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